Via Facsimile and U.S. Mail
Mail Stop 6010


July 5, 2005


Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO  80301

Re:	Array BioPharma Inc.
      Form 10-K for the fiscal year ended June 30, 2004
      Filed September 3, 2004
	File No. 001-1663

Dear Mr. Carruthers:

	We have reviewed your response letter dated June 16, 2005 to our comment letter dated May 27, 2005 and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

General

1. Please provide the disclosures that you propose, in your response to comments one, two, four, five, and ten and to the comment about additional milestone payments, to make in Form 10-K for the fiscal year ended June 30, 2005. In addition, please propose disclosures to clarify: (a) your revenue recognition policies, consistent with your response to comment seven; (b) how continuing to lease your buildings for at least fifteen years is reasonably assured, as asserted in your response to comment five, and (c) how the reasonably assured lease renewals would have on your future cash requirements.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and ..., page 32

Results of Operations, page 35

Liquidity and Capital Resources, page 38

Item 8. Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

2. While separately identifying the provision for excess inventory may, as you assert in response to comment three, assist investors in understanding its impact in the affected and comparable periods, it is still unclear how excluding it from cost of revenue and gross margin assists investors in that way. As such, please revise your statement of operations presentation and your MD&A discussions of cost of revenue and gross margin to include its impact.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page
48

3. Please clarify your response to comment four to address whether:
(a) you can obtain the results of the research and development covered by any of these arrangements and (b) whether a successful outcome could result in any obligations for you, in any form.

Revenue Recognition, page 50

4. Based on your response to comment eight, you still appear to have net sales of tangible products and revenues from service. Please cite the guidance that would exempt you from the requirements of Rule
5-03(b)(1) of Regulation S-X because of the factors asserted in your response. Otherwise, please propose disclosures that would comply with that Rule.

3.  Balance Sheet Components, page 54

5. We will continue considering your response to comment nine when you submit the separate letter that you intend to submit.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. R. Michael Carruthers
Array BioPharma Inc.
July 5, 2005
Page 1